United States
Securities and Exchange Commission
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the
Securities Exchange Act of 1934
For the month of
September 2005
Valley of the Rio Doce Company
(Translation of Registrant’s name into English)
Avenida Graça Aranha, No. 26
20005-900 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
(Check One) Form 20-F ☑ Form 40-F ☐
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))
(Check One) Yes ☐ No ☑
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))
(Check One) Yes ☐ No ☑
(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
(Check One) Yes ☐ No ☑
     (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-     .)

TABLE OF CONTENTS:

Press Release
Signature Page

CVRD announces mailing of take-over bid circular
in connection with offer to acquire Canico
Rio de Janeiro, September 26, 2005 — Companhia Vale do Rio Doce (CVRD) announced today that it is mailing a take-over bid circular to securityholders of Canico Resource Corp. (TSX:CNI.TO) (Canico) in connection with the previously announced offer to acquire all of the common shares of Canico at a price of CAD$17.50 in cash per Canico common share.
Full details of the offer are contained in the formal offer and take-over bid circular that has been filed with the applicable Canadian securities regulatory authorities, and securityholders of Canico are urged to read the document and to consider the important information contained therein. The take-over bid expires on November 28, 2005.
A copy of the offer and take-over bid circular, the related letter of transmittal, and other relevant documentation may be obtained free of charge at www.sedar.com.
Roger Agnelli, Chief Executive Officer of CVRD, had the following to say: “We are pleased to announce that the offer to acquire common shares of Canico has formally commenced, and hope that it will be favourably received. The offer provides Canico shareholders with a 29.0% premium over the volume weighted-average trading price of Canico’s common shares on the Toronto Stock Exchange — TSX during the 30 trading day period prior to the announcement of the offer, which we believe represents full and fair value for Canico’s shares.”
About Canico
Canico is a Canadian-based junior resource company focused on the development of the Onça Puma nickel laterite project located in the state of Pará, Brazil. A feasibility study for the development and operation of the Onça Puma nickel laterite project was concluded and its highlights were made public by Canico in a press release dated August 4, 2005.
About CVRD
CVRD, a Brazilian company, headquartered in the city of Rio de Janeiro, Brazil, is the largest metals and mining company in the Americas and one of the largest in the global metals and mining industry, with a market capitalization of approximately US$ 40 billion.
It is the largest global producer and exporter of iron ore and pellets, the world’s second largest producer of manganese and ferroalloys, one of the world’s lowest cost producers of aluminum products (bauxite, alumina and primary aluminum) and a producer of copper, potash and kaolin. CVRD is the largest logistics player in Brazil, owning and operating several railroads and ports.
CVRD shares are traded on the New York Stock Exchange — NYSE (RIO and RIOPR), on the São Paulo Stock Exchange — BOVESPA (Vale3 and Vale5) and on the Latibex (XVALP and XVALO).
For further information, please contact:
Roberto Castello Branco: roberto.castello.branco@cvrd.com.br +55-21-3814-4540
Alessandra Gadelha: alessandra.gadelha@cvrd.com.br +55-21-3814-4053
Barbara Geluda: barbara.geluda@cvrd.com.br +55-21-3814-4557
Daniela Tinoco: daniela.tinoco@cvrd.com.br +55-21-3814-4946
Eduardo Mello Franco: eduardo.mello.franco@cvrd.com.br +55-21-3814-9849

This press release may contain statements that express management’s expectations about future events or results rather than historical facts. These forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those projected in forward-looking statements, and CVRD cannot give assurance that such statements will prove correct. These risks and uncertainties include factors: relating to the Brazilian economy and securities markets, which exhibit volatility and can be adversely affected by developments in other countries; relating to the iron ore business and its dependence on the global steel industry, which is cyclical in nature; and relating to the highly competitive industries in which CVRD operates. For additional information on factors that could cause CVRD’s actual results to differ from expectations reflected in forward-looking statements, please see CVRD’s reports filed with the Brazilian Comissão de Valores Mobiliários and the U.S. Securities and Exchange Commission.

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA VALE DO RIO DOCE (Registrant)
Date: September 27, 2005	By:	/s/ Roberto Castello Branco
Roberto Castello Branco
Director of Investor Relations